Exhibit 99.1

Disclosure of Transactions in Own Shares

Paris, January 10, 2022 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 28, 2021 to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from January 3 to January 7, 2022:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
03.01.2022	202,464	44.9386	9,098,441.83	XPAR
03.01.2022	73,856	44.9369	3,318,858.58	CEUX
03.01.2022	26,504	44.9294	1,190,807.86	TQEX
03.01.2022	30,976	44.9332	1,391,850.99	AQEU
04.01.2022	253,610	45.3217	11,494,029.49	XPAR
04.01.2022	113,556	45.3139	5,145,659.89	CEUX
04.01.2022	34,486	45.3243	1,563,053.33	TQEX
04.01.2022	39,654	45.3227	1,797,224.52	AQEU
05.01.2022	253,707	45.9755	11,664,296.79	XPAR
05.01.2022	107,324	45.9720	4,933,902.26	CEUX
05.01.2022	34,502	45.9873	1,586,654.45	TQEX
05.01.2022	39,480	45.9755	1,815,111.67	AQEU
06.01.2022	265,993	45.9920	12,233,551.12	XPAR
06.01.2022	123,511	45.9959	5,681,002.57	CEUX
06.01.2022	39,371	45.9970	1,810,948.60	TQEX
06.01.2022	49,446	45.9989	2,274,462.99	AQEU
07.01.2022	253,596	46.3956	11,765,732.49	XPAR
07.01.2022	113,562	46.3940	5,268,599.40	CEUX
07.01.2022	29,316	46.3884	1,359,923.16	TQEX
07.01.2022	34,609	46.3957	1,605,710.03	AQEU
Total	2,119,523	45.7649	96,999,822.01

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 1 47 44 46 46 l ir@totalenergies.com